ASHFORD HOSPITALITY PRIME, INC.

14185 Dallas Parkway, Suite 1100

Dallas, TX 75254

October 23, 2013

Angela McHale Attorney-Advisor U.S. Securities and Exchange Commission 100 F. Street, N.E. Mail Stop 3010 Washington, D.C. 20549-1090	SUBMITTED VIA EDGAR

Re:	Ashford Hospitality Prime, Inc.
Amendment No. 4 to Registration Statement on Form 10-12(b)
Filed October 23, 2013
File No. 001-35972

Dear Ms. McHale:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of Ashford Hospitality Prime, Inc. (the “Company”) so that it may become effective at 1 p.m., Eastern Time, on October 24, 2013, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Muriel C. McFarling of Andrews Kurth LLP, the Company’s counsel, at (214) 659-4461.

In connection with this request, we acknowledge the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David A. Brooks

David A. Brooks

Chief Operating Officer and General Counsel